

11017781

RECEIVED

FEB 2 8 2011

189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harris Williams LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1001 Haxall Point, 9th floor
                          (No. and Street)

Richmond   VA   23219
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene F. Wilson   412-762-6348
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary & Shreaves
                    (Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd. Suite 300   Glen Allen   VA   23060
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Commonwealth of Pennsylvania
County of Allegheny

OATH OR AFFIRMATION

I, Charlene F. Wilson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harris Williams LLC _____, as of and for the year ended 12/31 , 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

> COMMONWEALTH OF PENNSYLVANIA
> Notarial Seal
> Joy A. Damico, Notary Public
> City of Pittsburgh, Allegheny County
> My Commission Expires Oct. 7, 2014
> Member, Pennsylvania Association of Notaries

_____
Signature

Vice President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KEITER STEPHENS

Business Assurance
& Advisory Services

HARRIS WILLIAMS LLC

Financial Statements

December 31, 2010

SEC ID 8-53380

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

4401 Dominion Boulevard, 2nd Floor ♦ Glen Allen, Virginia 23060
210 Ridge-McIntire Road, Suite 500 ♦ Charlottesville, Virginia 23903
kshgs.com

HARRIS WILLIAMS LLC

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplemental Information:	
Computation of Net Capital pursuant to Rule 15c3-1 Of the Securities Exchange Act of 1934	12
Exemption Provision of Reserve Requirements pursuant To Rule 15c3-3 of the Securities Exchange Act of 1934	13
Independent Auditors' Report on Internal Control required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934	14



KEITER
STEPHENS

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS



INDEPENDENT AUDITORS' REPORT

Manager and Officers
Harris Williams LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of Harris Williams LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harris Williams LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 11-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

February 3, 2011
Glen Allen, Virginia

4401 Dominion Boulevard, 2nd Floor
Glen Allen, Virginia 23060
804.747.0000, FAX 804.747.3632

Mailing Address: P.O. Box 32066
Richmond, Virginia 23294-2066
www.kshgs.com

210 Ridge-McIntire Road, Suite 500
Charlottesville, Virginia 22903
434.220.2800, FAX 434.220.2802

HARRIS WILLIAMS LLC

Statement of Financial Condition
December 31, 2010
(in thousands)

Assets

Cash	$	122,718
Accounts receivable, net		1,239
Due from affiliate		54
Prepaid expenses		620
Property and equipment, net		4,161
Deposits		50
Goodwill		187,857
	$	316,699

Liabilities and Member's Equity

Liabilities:		
Accrued compensation	$	49,643
Accrued expenses		2,707
Unearned revenue		275
Income tax payable		11,207
Due to parent		23
Deferred income taxes		7,960
Total liablities		71,815
Member's equity		244,884
	$	316,699

See accompanying notes to financial statements.

HARRIS WILLIAMS LLC

Statement of Operations
Year Ended December 31, 2010
(in thousands)

Revenues:		
Fee income	$	111,315
Expense reimbursements		4,257
Total revenues		115,572
Operating expenses:		
Advertising		831
Depreciation and amortization		5,675
Office expense		1,691
Personnel expenses		68,449
Printing and postage		664
Professional fees		2,055
Rent expense		3,060
Taxes		283
Travel expenses		4,184
Other expense		2,952
Total operating expenses		89,844
Income from operations		25,728
Interest income		15
Income before income taxes		25,743
Provision for income taxes		9,096
Net income	$	16,647

See accompanying notes to financial statements.

HARRIS WILLIAMS LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2010
(in thousands)

Balance, January 1, 2010	$	228,237
Net income		16,647
Balance, December 31, 2010	$	244,884

See accompanying notes to financial statements.

HARRIS WILLIAMS LLC

Statement of Cash Flows
Year Ended December 31, 2010
(in thousands)

Net income	$	16,647
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation and amortization		5,675
Deferred income taxes		(1,013)
Change in operating assets and liabilites:		
Accounts receivable, net		833
Due from affiliate		359
Prepaid expenses		(33)
Income tax payable		12,491
Deposits		3
Accrued compensation		30,816
Accrued expenses		995
Unearned revenue		275
Due to parent		(59)
Net cash provided by operating activities		66,989
Cash flows from investing activities:		
Purchases of property and equipment		(1,565)
Net increase in cash		65,424
Cash, beginning of year		57,294
Cash, end of year	$	122,718

See accompanying notes to financial statements.

Notes to Financial Statements
(in thousands)

1. **Summary of Significant Accounting Policies:**

   Nature of Business: Harris Williams LLC (the "Company") is a broker/dealer organized in the Commonwealth of Virginia. As a broker/dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm that provides mergers and acquisitions advisory services.

   The Company is a single-member limited liability company that is a wholly-owned subsidiary of PNC Bank, N.A. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC").

   Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

   Revenue and Cost Recognition: Investment banking fees are earned from providing merger and acquisition, fairness opinion, and financial restructuring advisory services. Fees are recorded as revenue when the related service has been rendered. Fees paid in advance are recorded as unearned revenue until the service is rendered.

   There were no securities transactions during the year.

   Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. To minimize risk, the Company extends credit to customers after an evaluation for credit worthiness; however, the Company does not require collateral or other security from customers. The Company maintains its cash balances in a financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250. The Company regularly has funds in excess of $250.

   A substantial portion of the Company's revenues in a year may be received from a small number of transactions, or may be concentrated in an industry. There were no revenue concentrations for 2010.

   Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting. The allowance for doubtful accounts at December 31, 2010 was $101.

HARRIS WILLIAMS LLC

Notes to Financial Statements, Continued
(in thousands)

1. **Summary of Significant Accounting Policies, Continued:**

    Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

    Income Taxes: The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company is a participant in a master tax sharing policy with PNC. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

    The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

    Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

    Intangible Assets: Costs related to noncompetition agreements were amortized on a straight-line basis over a five-year period ending October 2010. Amortization expense for 2010 was $4,485.

HARRIS WILLIAMS LLC

Notes to Financial Statements, Continued
(in thousands)

1.   **Summary of Significant Accounting Policies, Continued:**

Goodwill: The Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its evaluation in 2010 and did not record an impairment charge based on the results.

Subsequent Events: Management has evaluated subsequent events through February 3, 2011, the date the financial statements were available for issuance, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2.   **Property and Equipment:**

Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Property and equipment at December 31 consisted of:

Furniture and fixtures	$	2,190
Data Processing Equipment		1,466
Leasehold improvements		1,240
Office equipment		1,608
Software		1,696
		8,200
Less accumulated depreciation		4,039
Net property and equipment	$	4,161

Notes to Financial Statements, Continued
(in thousands)

3.   **Leases:**

Minimum future payments under noncancellable operating leases at December 31 are as follows:

2011	$	2,643
2012		1,956
2013		1,531
2014		1,547
2015		1,031
Thereafter		714
Total minimum lease payments	$	9,422

Most leases contain clauses that provide for the Company to pay a percentage of the lessors' operating expenses. The rent expense for 2010 was $3,060 including $214 paid to the parent.

4.   **Income Taxes:**

The provision (benefit) for income taxes consisted of the following for 2010:

Federal Taxes:		
Current	$	10,109
Deferred		(1,013)
	$	9,096

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consist of the following at December 31:

Accrued compensation	$	3,766
Intangible assets		(10,670)
Accrued costs and other		(1,056)
Net deferred tax liability	$	(7,960)

HARRIS WILLIAMS LLC

Notes to Financial Statements, Continued
(in thousands)

5. **Employee Benefit Plan:**

PNC sponsors a defined contribution 401(k) plan (the "Plan") covering substantially all employees. Employees may make voluntary contributions to the Plan up to 20% of their pretax annual compensation. The plan provides for a company match of up to 4% of the employees' compensation. Employees are eligible to participate on the first day of the month following the date of hire and are vested after three years of employment. Employer contributions to the plan were $685 for 2010.

6. **Deferred Compensation Plan:**

The Company participates in a deferred compensation plan sponsored by PNC. For qualified employees, a percentage of the total compensation above specified thresholds is deferred into the plan. The deferred component is awarded in the form of a grant of cash-payable restricted share units (the "Units"), and payable to the employees on a rolling three-year schedule. The Units are revalued quarterly based upon the quoted market price of PNC's Class A Common shares, and a corresponding gain or loss is recognized. The accrued provision for restricted share units payable was $6,093 at December 31, 2010 and $7,758 at December 31, 2009.

7. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2010, the Company had net capital of $48,454, which was $44,197 in excess of required minimum net capital of $4,257. The Company's net capital ratio was 1.32 to 1.

8. **Related Party Transactions:**

Harris Williams LLC is a wholly-owned subsidiary of PNC which provides administrative services to the Company under a management agreement. At December 31, 2010, the Company owed $23 to PNC. During 2010, the Company reimbursed PNC for various expenses related to employee benefits and business liability insurance and other services.

The Company leases space for its Philadelphia and Cleveland offices from PNC on a month-to-month basis. Rent expense for 2010 paid to PNC was $214.

At December 31, 2010, the Company was due $54 from Harris Williams & Co., Ltd, an affiliated company based in London, England. During 2010, the Company paid certain start up expenses on behalf of Harris Williams, Ltd.

Additionally, the Company maintains checking and sweep accounts at PNC.

HARRIS WILLIAMS LLC

9. **Guarantees:**

Consistent with customary investment banking practices, the Company provides certain indemnifications to its clients, many of which are generally limited to the amount of fees paid to the Company. PNC maintains certain errors and omissions insurance coverages which covers Harris Williams LLC and believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.

HARRIS WILLIAMS LLC

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2010
(in thousands)

Member's equity		
Member's equity qualified for net capital	$	244,884
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
		244,884
Nonallowable assets and miscellaneous capital charges		
Nonallowable assets		193,983
Net capital before capital charges on firm securities		50,901
Less haircuts on firm securities positions		2,447
Net capital	$	48,454
Amounts included in total liabilities which represent aggregate indebtedness		
Accounts payable and accrued liabilities	$	63,855
Minimum net capital required (the greater of $5 or 6-2/3% of aggregate indebtedness)	$	4,257
Net capital in excess of minimum requirements	$	44,197
Ratio of aggregate indebtedness to net capital		1.32

Note: There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2010.

See Independent Auditors' Report.

HARRIS WILLIAMS LLC

Exemption Provision of Reserve Requirement
Under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2010

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Independent Auditors' Report.

13



KEITER
STEPHENS

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Manager and Officers
Harris Williams LLC
Richmond, Virginia:

In planning and performing our audit of the financial statements and supplemental schedules of Harris Williams LLC ("the Company"), for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission "SEC", we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4401 Dominion Boulevard, 2nd Floor
Glen Allen, Virginia 23060
804.747.0000, FAX 804.747.3632

Mailing Address: P.O. Box 32066
Richmond, Virginia 23294-2066
www.kshgs.com

210 Ridge-McIntire Road, Suite 500
Charlottesville, Virginia 22903
434.220.2800, FAX 434.220.2802

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Manager, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

February 3, 2011
Glen Allen, Virginia